SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 7, 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.                                       Announcement dated January 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: January 7, 2003	By: /s/ Fiona Nott
Name: Fiona Nott

Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited

 (Incorporated in Hong Kong with limited liability)

CONSOLIDATION OF SHARES

AND

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board announces that at the EGM of the Company held on January 7, 2003, an ordinary resolution was duly passed by the shareholders of the Company to approve the proposal to consolidate every five Shares of HK$0.05 each in the issued and unissued share capital of the Company into one New Share of HK$0.25 and that subsequently, such Consolidation becomes effective as of January 8, 2003.

In addition, a special resolution approving the proposed amendments to the Company’s Articles of Association was duly passed by the shareholders of the Company at the same EGM.

Shares Consolidation

        The board (the “Board”) of directors of PCCW Limited (the “Company”) is pleased to announce that following the passing of an ordinary resolution by the shareholders of the Company at an extraordinary general meeting of the Company held on January 7, 2003 (“EGM”) and the Listing Committee of The Stock Exchange of Hong Kong Limited granting a listing of, and permission to deal in, the new ordinary shares of HK$0.25 each in the capital of the Company (“New Shares”), every five issued and unissued ordinary shares of HK$0.05 each in the capital of the Company (“Shares”) will be consolidated into one New Share with effect from January 8, 2003 (the “Consolidation”).

        Upon the Consolidation becoming effective on January 8, 2003, the authorised share capital of the Company will be HK$1,600,000,000 divided into 6,400,000,000 New Shares, of which 4,653,754,074 New Shares will be in issue and fully paid. As mentioned in the Company’s circular to its shareholders dated December 13, 2002 (the “Circular”), the New Shares will rank pari passu in all respects with each other. As at the date of this announcement, the Company has no outstanding warrants.

        The Company has securities in the form of American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange, Inc. Prior to the Consolidation, each ADR represents ten Shares. Following the Consolidation becoming effective on January 8, 2003, the outstanding ADRs will be consolidated in order to mirror the Consolidation in the Company’s home market in Hong Kong with the exchange of every five outstanding ADRs for one new ADR. Each new ADR will represent ten New Shares. Details on the consolidation of the Company’s ADRs will be separately mailed to its registered ADR holders shortly after January 8, 2003.

        In addition, the conversion prices of the outstanding convertible bonds, listed on the Luxembourg Stock Exchange, issued by certain wholly-owned subsidiaries of the Company and which are convertible into Shares will be adjusted in accordance with a formula set out in the relevant trust deeds, which has the effect of increasing the relevant conversion prices by the same factor as the Consolidation, namely by five times the conversion prices prior to the Consolidation. The US$1,100,000,000 guaranteed convertible bonds (“US$1,100 million Bonds”) issued by PCCW Capital Limited and guaranteed by the Company are convertible into Shares in the capital of the Company at a conversion price of US$1.0083 (equivalent to HK$7.865, as translated into Hong Kong dollars at a fixed rate of HK$7.80 = US$1.00) per Share. In accordance with the relevant trust deed, the US$1,100 million Bonds will be convertible into New Shares at a conversion price of US$5.0415 (equivalent to HK$39.324, as translated into Hong Kong dollars at a fixed price of HK$7.80 = US$1.00) per New Share following the Consolidation.

        The US$450,000,000 guaranteed convertible bonds (“US$450 million Bonds”) issued by PCCW Capital No. 2 Limited and guaranteed by the Company and PCCW-HKT Telephone Limited, are convertible into Shares in the capital of the Company at a conversion price of HK$2.75 per share. In accordance with the relevant trust deed, the US$450 million Bonds will be convertible into New Shares at a conversion price of HK$13.75 per New Share following the Consolidation.

        The relevant exercise prices applicable to all outstanding options granted by the Company pursuant to the Company’s share option scheme will be adjusted as a result of the Consolidation by a factor which an independent financial adviser has certified as being, in their opinion, fair and reasonable, namely by the same five-fold factor as applies to the conversion prices applicable to the convertible bonds referred to above. The Company has made appropriate arrangements to inform option holders of these changes and to enable them to access information regarding the adjustments to be made to their individual options.

Free Exchange of Share Certificates

        As from January 8, 2003, new share certificates will be issued in board lots of 1,000 New Shares. Existing share certificates can be submitted to the Company’s share registrars, Computershare Hong Kong Investor Services Limited (“Computershare”) at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for exchange of new share certificates for the New Shares, free of charge, during business hours between 9:00 a.m. and 4:00 p.m. from January 8, 2003 to February 19, 2003, both dates inclusive. Thereafter, the light blue share certificates for the Shares will remain effective as documents of title, on the basis of five Shares for one New Share, and may be exchanged for new red share certificates for the New Shares at any time on payment of a prescribed fee. It is expected that the share certificates for the New Shares will be available for collection within a period of 10 business days after the submission of the existing share certificates to the Company’s share registrars, Computershare, for exchange.

Trading Arrangements for New Shares

        Trading arrangements for the New Shares are as follows:

i)        From 9:30 a.m. on Wednesday, January 8, 2003 to 4:00 p.m. on Tuesday, January 21, 2003 (both dates inclusive)

Stock Code	Stock Short Name	Board Lot	Certificate Colour

2906	PCCW	200 New Shares (in the form of existing share certificates)	Light Blue

The counter under stock code “8” will be temporarily closed during this period. New Shares in the form of existing share certificates of the Company can only be traded in this counter.

ii)                   Parallel trading period from 9:30 a.m. on Wednesday, January 22, 2003 to 4:00 p.m. on Friday, February 14, 2003 (both dates inclusive)

Stock Code	Stock Short Name	Board Lot	Certificate Colour

8	PCCW - NEW	1,000 New Shares (in the form of new share certificates)	Red
2906	PCCW - OLD	200 New Shares (in the form of existing share certificates)	Light Blue

Only the New Shares as represented by new share certificates in denominations of HK$0.25 can be traded at the counter under the stock code “8”. After 4:00 p.m. on Friday, February 14, 2003, the trading counter under stock code “2906” representing board lots of 200 New Shares will be closed.

iii)      Effective from 9:30 a.m. on Monday, February 17, 2003

Stock Code	Stock Short Name	Board Lot	Certificate Colour

8	PCCW	1,000 New Shares (in the form of new share certificates)	Red

With effect from 9:30 a.m. on Monday, February 17, 2003, trading will be in the New Shares in board lots of 1,000 New Shares only.

Arrangement on odd lot trading

        In order to facilitate the trading of odd lots of New Shares as a result of the Consolidation, the Company has appointed HSBC Broking Securities (Asia) Limited (“the Agent”) to act as agent in providing a “matching service” to those shareholders who wish to top-up or sell their holdings of odd lots of New Shares.

        The Agent will provide the service to match the sale and purchase of odd lots of New Shares during the period from January 8, 2003 to February 14, 2003, both dates inclusive. Holders of New Shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot of 1,000 New Shares may, directly contact the Agent on telephone number 2867-1968 or through their brokers who should contact the Agent on telephone number 2867-1859 or at 3rd Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during such period. Shareholders should note that the matching service is on a “best efforts” basis only and successful matching of the sale and purchase of odd lots of New Shares is not guaranteed and will depend on there being adequate amounts of odd lots of New Shares available for such matching.

        Shareholders are recommended to consult their stockbroker, other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers if they are in any doubt about the matching facility described above.

Proposed Amendments to the Articles of Association

        The Board is also pleased to announce that the proposed amendments to the Articles of Association of the Company have become effective following the passing of a special resolution by the shareholders of the Company at the EGM. Such changes were set out in detail in the Circular and are intended to give shareholders certain choices and rights in relation to receipt of or access to certain information issued by the Company (including choice of language) and receipt of or access to summary financial reports in place of full audited annual reports. There are also a number of other changes designed to modernise or update certain administrative and secretarial matters relating to the management of the Company.

By Order of the Board Fiona Nott Company Secretary

Hong Kong, January 7, 2003